Mail Stop 6010

August 21, 2007

C. Robert Henrikson
Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166

> **Re: MetLife, Inc.**
> **Definitive Proxy Statement**
> **Filed March 26, 2007**
> **File No. 001-015787**

Dear Mr. Henrikson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Director Compensation Table, page 22

1.   Disclose the assumptions made in the valuation of the stock awards by reference
        to a discussion of those assumptions in your financial statements, footnotes to the
        financial statements or discussion in Management's Discussion and Analysis.
        Refer to the Instruction to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 29

2.   The Compensation Discussion and Analysis should be sufficiently precise to
        capture material differences in compensation policies with respect to individual
        named executive officers. Refer to Section II.B.1 of Commission Release
        No. 33-8732A. In this regard, we note the significant disparity in the value of the
        stock and option awards to Messrs. Henrikson and Benmosche and the non-equity
        incentive plan compensation awarded to Mr. Henrikson as compared to the
        similar awards to your other named executive officers. Given these disparities,
        please include a more detailed discussion of how and why the compensation of
        your chief executive officers has materially differed from that of the other named
        executive officers. If policies or decisions applicable to a named executive officer
        are materially different than those that apply to the other officers, those policies or
        decisions should be discussed on an individualized basis.

3.   We note from your disclosure under "Setting Compensation" on page 31 that you
        establish specific quantitative and qualitative goals at the beginning of each year.
        Your Compensation Discussion and Analysis appears, however, only to discuss
        the targets and goals for the elements of your compensation packages for 2006.
        Please expand your Compensation Discussion and Analysis to include a
        discussion of the goals you have set for the current year and provide an analysis
        of how such goals will affect the calculation of amounts awarded to your named
        executive officers under the various elements of your compensation program.
        Refer to the text of Securities Act Release 33-8732A, marked by footnote 86.
        Include in your discussion an analysis of what growth levels in your financial and
        operational metrics the goals are intended to incentivize.

4.   You disclose that in formulating its recommendations, the Compensation
        Committee reviews individual performance for the year measured against
        previously established goals. Please discuss how the various elements of
        compensation are structured and implemented to reflect each of the named
        executive officer's individual performance and contribution to the achievement of
        the Company's results when determining the form and amounts of compensation
        to award. You should address the nature of the personal goals in reasonably
        complete detail and describe the level of difficulty, or ease, associated with
        achieving those goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Benchmarking Compensation, page 30

5.   Given that the Compensation Committee has determined that Total Compensation opportunities are competitive if they fall between the 75th percentile of insurance companies in the comparator group and the 50th percentile of the entire comparator group, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the companies in the comparator group, and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted range, please discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Components of Compensation and Benefits, page 32

6.   Please discuss and analyze how each of the various elements of compensation fit into your overall compensation objectives and affect decisions regarding other elements under your compensation program. See Item 402(b)(1)(vi) of Regulation S-K.

Annual Incentive Awards, page 32

7.   Your disclosure indicates that the bonus payments under the Annual Variable Incentive Plan are based on company, business unit and individual performance and that the maximum dollar amount available under the AVIP awards is based on a formula that consists of two performance measures: operating earnings and return on equity. Similarly, we note that the performance share units become payable in shares of your common stock depending on whether "specified performance goals" are met. Your Compensation Discussion and Analysis, however, does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the goals to be achieved in order for your executive officers to earn the incentive compensation indicated. Please disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive amounts. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to

Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

8.   We note minimal analysis of how the actual payouts under the Annual Variable Incentive Plan were determined. In this regard, we note your disclosure that company, business unit and individual performance goals are assessed by the Compensation Committee in awarding this form of compensation, however, we would expect to see disclosure that not only sets forth the amount of compensation awarded under the Annual Variable Incentive Plan to each named executive officer but also substantive analysis and insight into how these amounts were determined. In describing the amounts awarded under the Annual Variable Incentive Plan, consider providing an example illustrating how you derived an officer's actual incentive award payout given the level of achievement of each of the company, business unit and individual performance goals. You should provide a complete analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Non-Qualified Deferred Compensation, page 52

9.   The disclosure in the footnotes to your table should be expanded consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the earnings column that is reported as compensation in the last completed fiscal year in your Summary Compensation Table.

Termination with Severance Pay (Change-in-Control), page 57

10.   You disclose that the payment of salary and bonus is three times the sum of the executive's annual rate of pay plus the average of the executive's AVIP awards for the three fiscal years prior to the change-in-control, and that the executive's benefits continue for a three year period. Please discuss and analyze how these terms and periods were negotiated and how and why the specified terms and periods were agreed to by the company.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney